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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 18)

                         SUMMIT AMERICA TELEVISION, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   86600T 10 9
                                 (CUSIP Number)

                             C. Michael Norton, Esq.
                           Bone McAllester Norton PLLC
                          511 Union Street, Suite 1600
                           Nashville, Tennessee 37219
                                 (615) 238-6300
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 27, 2003
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. /__/


         Check the following box if a fee is being paid with this statement. / /

                             CUSIP NO. - 86600T 10 9

(1)      Name of reporting person.............................SAH Holdings, Ltd.

         S.S. or I.R.S. No. of
         above person.................................................62-1539757

(2)      Check the appropriate box
         if a member of a group
         (see instructions)................................................(a) X
                                                                           (b)
(3)      SEC use only. . . . . . . . . . . . .

(4)      Source of funds (see instructions)..................................N/A

(5)      Check box if disclosure of legal proceedings is required pursuant to
         Items 2(d) or 2(e). . . . . . . . . .

(6)      Citizenship or place
         of organization.................................................Florida

Number of shares beneficially owned by each reporting person with:

         (7)      Sole voting power..........................................*
         (8)      Shared voting power........................................*
         (9)      Sole dispositive power.....................................*
         (10)     Shared dispositive power...................................*

(11)     Aggregate amount beneficially
         owned by each reporting person......................................*

(12)     Check box if the aggregate amount
         in Row (11) excludes certain
         shares (see instructions)...........................................X

(13)     Percent of class represented
         by amount in Row (11)...............................................*

(14)     Type of reporting person...........................................PN

*See Item 5 below.

                             CUSIP NO. - 86600T 10 9

(1)      Name of reporting person...................................J.D. Clinton

         S.S. or I.R.S. No. of
         above person...............................[required for entities only]

(2)      Check the appropriate box
         if a member of a group
         (see instructions)................................................(a) X
                                                                           (b)

(3)      SEC use only. . . . . . . . . . . . .

(4)      Source of funds (see instructions)..................................N/A

(5)      Check box if disclosure of legal proceedings is required pursuant to
         Items 2(d) or 2(e). . . . . . . . . .

(6)      Citizenship or place
         of organization.....................................................USA

Number of shares beneficially owned by each reporting person with:

         (7)      Sole voting power............................................*
         (8)      Shared voting power..........................................*
         (9)      Sole dispositive power.......................................*
         (10)     Shared dispositive power.....................................*

(11)     Aggregate amount beneficially
         owned by each reporting person........................................*

(12)     Check box if the aggregate amount
         in Row (11) excludes certain
         shares (see instructions).............................................X

(13)     Percent of class represented
         by amount in Row (11).................................................*

(14)     Type of reporting person.............................................IN

*See Item 5 below.

                             CUSIP NO. - 86600T 10 9

(1)      Name of reporting person........Gatehouse Equity Management Corporation

         S.S. or I.R.S. No. of
         above person.................................................62-1539759

(2)      Check the appropriate box
         if a member of a group
         (see instructions)................................................(a) X
                                                                           (b)

(3)      SEC use only. . . . . . . . . . . . .

(4)      Source of funds (see instructions)..................................N/A

(5)      Check box if disclosure of legal proceedings is required pursuant to
         Items 2(d) or 2(e). . . . . . . . . .

(6)      Citizenship or place
         of organization...............................................Tennessee

Number of shares beneficially owned by each reporting person with:

         (7)      Sole voting power............................................*
         (8)      Shared voting power..........................................*
         (9)      Sole dispositive power.......................................*
         (10)     Shared dispositive power.....................................*

(11)     Aggregate amount beneficially
         owned by each reporting person........................................*

(12)     Check box if the aggregate amount
         in Row (11) excludes certain
         shares (see instructions).............................................X

(13)     Percent of class represented
         by amount in Row (11).................................................*

(14)     Type of reporting person.............................................CO

*See Item 5 below.

                             CUSIP NO. - 86600T 10 9

(1)      Name of reporting person......................Clinton Investments, Ltd.

         S.S. or I.R.S. No. of
         above person.................................................62-1725775

(2)      Check the appropriate box
         if a member of a group
         (see instructions)................................................(a) X
                                                                           (b)

(3)      SEC use only. . . . . . . . . . . . .

(4)      Source of funds (see instructions)..................................N/A

(5)      Check box if disclosure of legal proceedings is required pursuant to
         Items 2(d) or 2(e). . . . . . . . . .

(6)      Citizenship or place
         of organization.................................................Florida

Number of shares beneficially owned by each reporting person with:

         (7)      Sole voting power............................................*
         (8)      Shared voting power..........................................*
         (9)      Sole dispositive power.......................................*
         (10)     Shared dispositive power.....................................*

(11)     Aggregate amount beneficially
         owned by each reporting person........................................*

(12)     Check box if the aggregate amount
         in Row (11) excludes certain
         shares (see instructions).............................................X

(13)     Percent of class represented
         by amount in Row (11).................................................*

(14)     Type of reporting person.............................................PN

*See Item 5 below.

         The purpose of this amendment is to report the disposition of 1,210,095 shares of Common Stock of the Issuer by SAH Holdings, Ltd., pursuant to a distribution of assets of the limited partnership in accord with the terms of the limited partnership agreement. Of the total amount of shares included in such disposition, 551,085 shares were distributed to affiliates of J.D. Clinton as described herein.

         Items 4 and 5 of the Schedule 13D are amended and restated in their entirety as follows.

Item 4.  Purpose of Transaction

         See Item 5 below concerning the rights of the reporting persons to acquire shares of the common stock of the Issuer, which rights may be exercised in the future to acquire securities of the Issuer.

         On August 27, 2003, SAH Holdings, Ltd., distributed 1,210,095 shares of Common Stock of the Issuer by SAH Holdings, Ltd., pursuant to a distribution of assets of the limited partnership in accord with the terms of the limited partnership agreement. Of the total amount of shares included in such disposition, 551,085 shares were distributed to affiliates of J.D. Clinton as described herein.

         Except as stated above, or as disclosed in Item 5 below, none of the reporting persons has any present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (x) any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

         a. Beneficial Interest: SAH Holdings, Ltd.
                                 Gatehouse Equity Management Corporation
                                 Clinton Investments, Ltd.
                                 J.D. Clinton(1)

                  i. Owned                      3,062,144(2)      (6.9%)
                     Right to Acquire             231,250(3)      (0.5%)

                  ii. Sole Voting Power         3,103,419(4)      (7.0%)
                      Shared Voting Power         189,975(5)      (0.4%)
                      Sole Dispositive Power    3,103,419(6)      (7.0%)
                      Shared Dispositive Power    189,975(7)      (0.4%)

(1) J.D. Clinton is the sole shareholder of Gatehouse Equity Management Corporation (formerly Global Network Television, Inc.) ("Gatehouse"), and Gatehouse is the sole general partner of SAH Holdings, Ltd. ("SAH"), a limited partnership. Gatehouse is the sole general partner of Clinton Investments, Ltd. ("Clinton Investments"). J.D. Clinton, Gatehouse, Clinton Investments and SAH are reported as a group hereunder.

(2) SAH is the owner of 1,587,493 shares; 1,284,676 are held by Clinton Investments; 13,280 shares are owned by Clinton's wife; 38,400 shares are held by Gatehouse; and 138,295 are held by two Clinton family trusts.

(3) Clinton has options to acquire 231,250 shares from the Issuer.

(4) This is comprised of 1,587,493 shares held by SAH; 1,284,676 shares held by Clinton Investments; and options held by Clinton to purchase 231,250 such shares.

(5) Clinton shares the right to vote 13,280 shares owned by his wife, 138,295 shares owned by the Clinton family trusts, and 38,400 shares held by Gatehouse.

(6) Same shares listed in Note 4.

(7) Same shares listed in Note 5.

         b. None of the Reporting Parties, or their affiliates, have engaged in any transactions with respect to Issuer's stock in the past sixty days, except as described herein.

                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that their information set forth in this statement is true complete and correct.


                                     SAH HOLDINGS, LTD.

                            By:      GATEHOUSE EQUITY MANAGEMENT
                                     CORPORATION, its sole General Partner


Date:    September 8, 2003  By:           /s/ Dan Jackson
                                   -----------------------------------------
                                    Dan Jackson, President

                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that their information set forth in this statement is true complete and correct.


                                      CLINTON INVESTMENTS, LTD.

                             By:      GATEHOUSE EQUITY MANAGEMENT
                                      CORPORATION, its sole General Partner


Date:    September 8, 2003   By:           /s/ Dan Jackson
                                     -----------------------------------------
                                      Dan Jackson, President

                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that their information set forth in this statement is true complete and correct.


                                   GATEHOUSE EQUITY MANAGEMENT
                                   CORPORATION


Date:    September 8, 2003   By:           /s/ Dan Jackson
                                   -----------------------------------------
                                    Dan Jackson, President

                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that their information set forth in this statement is true complete and correct.



Date: September 8, 2003                /s/ J.D. Clinton
                                      ------------------
                                      J.D. Clinton